Exhibit 99.1

Alamos Gold Announces Friendly Acquisition of Richmont Mines - Solidifies Position as a Leading Intermediate Gold Producer

TORONTO, Sept. 11, 2017 /CNW/ - Alamos Gold Inc. ("Alamos") (TSX: AGI) (NYSE: AGI) and Richmont Mines Inc. ("Richmont") (TSX: RIC) (NYSE: RIC) are pleased to announce that they have entered into a definitive agreement (the "Agreement") whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement (the "Transaction"), further enhancing Alamos' position as a leading intermediate gold producer.

Under the terms of the Agreement, all of the Richmont issued and outstanding common shares will be exchanged on the basis of 1.385 Alamos common shares for each Richmont common share (the "Exchange Ratio"). The Exchange Ratio implies consideration of C$14.20 per Richmont common share, based on the closing price of Alamos common shares on the Toronto Stock Exchange ("TSX") on September 8, 2017. This represents a 22% premium to Richmont's closing price and a 32% premium based on both companies' 20-day volume-weighted average prices, both as at September 8, 2017 on the TSX.  This implies a total equity value of approximately US$770 million on a fully diluted in-the-money basis and an enterprise value of US$683 million.

Upon completion of the Transaction, existing Alamos and Richmont shareholders will own approximately 77% and 23% of the pro forma company, respectively.

Concurrent with the announcement of the Transaction, Richmont announced the sale of the Beaufor Mine, the Camflo Mill and the Wasamac development project located in Quebec (collectively the "Quebec Assets"). Further details regarding the sale of the Quebec Assets can be found in the Richmont press release dated September 11, 2017. The sale of the Quebec Assets is the culmination of a strategic review process that Richmont publicly disclosed in Q1 2017. The sale is expected to close on, or about, September 29, 2017 and is not a condition to the Transaction.

Transaction Highlights

•	Acquisition of a High-Quality, Free Cash Flowing Mine in a World Class Jurisdiction – Island Gold is a long-life, high-grade underground mine with growing production and first quartile cash costs, located in Ontario, Canada.
•	Solidifies Position as a Leading Intermediate Gold Producer – Combined entity is expected to have diversified gold production of over 500,000 ounces in 2017, anchored by three core, low-cost, long-life operations in Canada and Mexico.
•	Superior Production Growth and Cost Profile – Island Gold's near term production growth complements Alamos' existing peer-leading growth profile, while lowering the near and long-term cost profile of the combined company.
•	Improved Cash Flow Generation To Support Peer Leading Growth Pipeline – Island Gold provides immediate cash flow accretion and stronger operating cash flow to support internal growth initiatives of the pro forma company.
•	Stronger Financial Position and Flexibility – Combined entity will have increased financial flexibility with enhanced free cash flow, no debt, and a strengthened balance sheet with cash and equity securities of approximately US$229 million.
•	Revaluation Opportunity Through Enhanced Capital Markets Profile – Combined entity will become a top 10 gold producer in North America, with nearly 60% of its production in Canada, peer leading growth, a strong balance sheet, proven management team, and increased trading liquidity providing a strong revaluation opportunity through its enhanced appeal in the market.

John McCluskey, President and CEO of Alamos, stated: "Our combination with Richmont reflects our core strategy of creating long term value through operating high quality assets. The Island Gold Mine is a high quality asset in every respect. We see excellent potential for reserve and production growth from one of the highest grade, lowest cost gold mines in Canada. With this production base, growth, and balance sheet strength, Alamos will be the leading intermediate producer and presents a compelling revaluation opportunity for both Alamos and Richmont shareholders."

Renaud Adams, President and CEO of Richmont, stated: "Over the past three years, Richmont has delivered on its commitment to create value for our shareholders through our disciplined approach to growing production and reducing costs at the Island Gold Mine. This transaction builds on that commitment as our shareholders will benefit from having meaningful ownership in a diversified intermediate producer with a portfolio of high-quality assets and a proven and experienced management team that shares our commitment to creating long-term sustainable value. Our shareholders will maintain exposure to the potential of the Island Gold Mine, which is now firmly established as one of the lowest cost operations in the Americas."

Benefits to Alamos Shareholders

•	Acquisition of a high-quality, high-grade, long-life asset in Canada with excellent exploration potential
•	Strengthens and de-risks portfolio of assets with addition of a third core, long-life producing asset
•	Island Gold provides near-term production growth while lowering combined cost profile
•	Delivers immediate earnings and cash flow accretion while providing stronger operating and free cash flow generation
•	Further strengthens Alamos' balance sheet and financial flexibility
•	Aligns well with Alamos' core competencies and delivers corporate, tax and other synergies with two underground mines in Ontario

Benefits to Richmont Shareholders

•	Immediate and significant premium of approximately 32% based on the 20-day volume-weighted average prices of both companies
•	Meaningful ownership in Alamos' high-quality portfolio of assets, including diversified North American gold production and peer-leading growth
•	Continued exposure to Island Gold's significant operating and exploration upside potential
•	Combined company provides significant revaluation potential as a diversified intermediate producer with established growth potential approaching one million ounces per year
•	Significantly improved trading liquidity and capital markets exposure
•	Provides ongoing return of capital for shareholders through participation in Alamos' semi-annual dividend

Transaction Summary

The proposed Transaction will be completed pursuant to a plan of arrangement completed under the Business Corporations Act (Quebec). The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Richmont at a special meeting of Richmont shareholders expected to be held in November 2017. The issuance of shares by Alamos pursuant to the Transaction is also subject to approval by the majority of the votes cast by the shareholders of Alamos at a special meeting of Alamos shareholders expected to be held in November 2017 with the transaction expected to close mid-November 2017. The directors and senior officers of Richmont and Alamos have entered into voting support agreements, pursuant to which they will vote their common shares held in favour of the Transaction.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including reciprocal fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, a reciprocal break fee payable in an amount of C$35 million and a reciprocal expense reimbursement fee is payable by one party to the other party in certain circumstances, if the Transaction is not completed.

Full details of the Transaction will be included in the meeting materials which are expected to be mailed to the respective shareholders of Alamos and Richmont in October 2017.

Boards of Directors' Recommendations

The Agreement has been unanimously approved by the Boards of Directors of Alamos and Richmont, and each board recommends that their respective shareholders vote in favor of the Transaction.

The Board of Directors of Alamos has received an opinion from BMO Capital Markets that based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration to be paid by Alamos pursuant to the Transaction is fair, from a financial point of view, to Alamos. The Board of Directors of Richmont has received separate opinions from Macquarie Capital Markets Canada Ltd. and Maxit Capital LP that based upon and subject to the assumptions, limitations, and qualifications stated in each such opinions, the consideration to be received by Richmont shareholders pursuant to the Transaction is fair, from a financial point of view, to Richmont shareholders.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to Alamos and its Board of Directors. Torys LLP is acting as Alamos' legal advisor.

Macquarie Capital Markets Canada Ltd. and Maxit Capital LP are acting as financial advisors to Richmont and its Board of Directors. Fasken Martineau DuMoulin LLP is acting as Richmont's legal advisor.

Conference Call and Webcast

Alamos and Richmont will host a joint conference call and webcast on Monday, September 11, 2017 at 8:30 a.m. Eastern time for members of the investment community to discuss the Transaction. Participants may join the conference call using the following call-in details:

•	Local and international: (416) 340-2216
•	North American toll-free: (800) 377-0758

A live webcast of the conference call will be available at www.alamosgold.com or www.richmont-mines.com.

A replay of this conference call will be available until October 12, 2017. The replay numbers are:

•	Local and international: (905) 694-9451
•	North American toll-free: (800) 408-3053
•	Replay passcode: 8339391

An archived version of the webcast will be available at www.alamosgold.com or www.richmont-mines.com.

About Alamos Gold Inc.

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

About Richmont Mines Inc.

Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. The Company's shares are traded on the TSX and NYSE under the symbol "RIC".

Technical Information

Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information regarding Alamos and its projects contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").

Daniel Adam, P. Geo., Ph.D., Vice-President, Exploration, and Leon LeBlanc, P. Eng., Chief Engineer, Island Gold, both employees of Richmont, have reviewed and approved the scientific and technical information regarding Richmont and its projects contained in this news release. Daniel Adam and Leon LeBlanc are Qualified Persons within the meaning of NI 43-101.

Cautionary Note – Forward Looking Statements

This News Release contains "forward-looking statements". All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", "have potential" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. In particular, forward-looking information included in this document includes, but is not limited to: (i) assumptions and expectations with regard to the Transaction and its completion and the anticipated benefits and advantages of the Transaction; (ii) the future prospects, including exploration potential, resulting from the Transaction and the ability to unlock value, (iii) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (iv) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; (v) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, and (vi) reserves and resources which are forward-looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates. Other factors include, ongoing permitting requirements and the ability to work with local populations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, and those factors discussed in the section titled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information please visit the Alamos and Richmont websites at www.alamosgold.com or www.richmont-mines.com.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/September2017/11/c5545.html

%CIK: 0001023996

For further information: Scott Parsons, Vice-President, Investor Relations, Alamos Gold Inc., 416-368-9932 x 5439, sparsons@alamosgold.com; Anne Day, Senior Vice President, Investor Relations, Richmont Mines Inc., 416-368-0291 ext. 105, aday@richmont-mines.com

CO: Richmont Mines

CNW 06:45e 11-SEP-17